RECEIVED

2008 JUL -1 A 8:-1

[redacted]

08003476

082-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

June 26, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 082-35029

Enclosed is a copy of a letter to the members of Westfield Group regarding the suspension of the Westfield Group's Dividend Reinvestment Plan. The attached form letter containing was sent to the Members of Westfield Group on June 26, 2008 This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

PROCESSED

JUL 0 3 2008

THOMSON REUTERS

Ms. Elizabeth P. Satterthwaite
Title: Senior Vice President & Assistant Secretary

Enclosures

82-35029

26 June 2008

RECEIVED

2008 JUL -1 A 8:49

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
SUSPENSION OF DISTRIBUTION REINVESTMENT PLAN

We wish to advise that the Westfield Group's Distribution Reinvestment Plan has been suspended until further notice.

The distribution forecast for FY08 is confirmed at $1.065 per Westfield Group security.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

END